______________________________________________________________________________


                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

      ________________________________________________


                          EXHIBITS
                             TO
                         FORM 10-Q

  Quarterly Report Pursuant to Section 13 or 15(d) of the
              Securities Exchange Act of 1934

    ____________________________________________________


                 PINNACLE BANC GROUP, INC.

   (Exact name of registrant as specified in its charter)




_______________________________________________________________________________

EXHIBIT 1.  REPORT FURNISHED TO SECURITIES HOLDERS.

October 21, 1998



Dear Shareholder:

Pinnacle reported net income of $4,435,000, or $0.58 per diluted share, for the third quarter of 1998. On a per share basis, net income was 5% lower than the $4,663,000, or $0.61 per share, earned in the third quarter of 1997. The return on average equity was 16.7% for the third quarter of 1998 and the return on average assets amounted to 1.74%.

Net income for the first nine months of 1998 was $11,564,000 or $1.53 per share, compared with $10,845,000, or $1.43 per share, earned in the first nine months of 1997, a 7% per share increase. The return on average equity was 15.2% for the first nine months of 1998 and the return on average assets totalled 1.52%.

Total consolidated assets amounted to $1.044 billion at September 30, 1998, up 2% from the same quarter end in 1997. Total loans were $525 million, an increase of 3%, and total deposits amounted to $871 million, up 4%. Stockholders' equity totalled $119 million, resulting in a book value per share of $15.88, an increase of 9% over the same period end in 1997.

Lower net interest income and an increase in operating expenses were the primary factors contributing to the decline in earnings in the third quarter. Net interest income declined 4% as lower yields earned on taxable securities securities and the loan portfolio contributed to a 21 basis point decline in Pinnacle's net interest margin to 3.57%. Operating expense increased 6% due to higher occupancy costs as a result of the opening of two new banking offices and Pinnacle's operations center, and increased marketing and advertising costs.

On a year-to-date comparative basis, these factors were offset by higher gains recorded on the sale of securities and a 7% increase in other operating income. Net gains on the sale of securities totalled $3.3 million in the third quarter and $8.4 million for the first nine months of 1998. The net gains recorded in 1998 were primarily the result of the sale of equity securities. Equity securities were sold during the quarter in order to reallocate portfolio funds based on management's assessment of the financial performance of certain issues. At September 30, 1998, Pinnacle's equity portfolio consisting of investments in other financial institutions had unrealized appreciation of $6.6 million. There were no sales of U. S. Government securities during the third quarter of 1998. At September 30, 1998, Pinnacle's term securities portfolio had an average maturity of 32 months and unrealized appreciation of $11.9 million.

Non-performing assets totalled $7,389,000 at September 30, 1998, an increase of $268,000 from the amount at year end. The allowance for loan losses was $7,193,000, or 1.37% of loans at quarter end. Non-performing assets at September 30, 1998 were 1.41% of total loans plus other real estate owned, and amounted to 0.71% of total assets.

At the Board of Directors' meeting on October 20, 1998, the Board declared a dividend of $0.23 per share payable on November 12 to shareholders of record as of November 2.

Very truly yours,

/S/ JOHN J. GLEASON, JR.

John J. Gleason, Jr.
Vice Chairman and
Chief Executive Officer

                                PINNACLE BANC GROUP, INC.
                                  FINANCIAL HIGHLIGHTS
                                      (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                QUARTER ENDED                   YEAR
                                 SEPTEMBER 30                  TO DATE
                           ------------------------     --------------------
                            1998              1997       1998          1997
                           ------            ------     ------       -------
INCOME STATEMENT
   Net interest income     $8,150            $8,462    $24,052       $24,928
   Provision for loan
     losses                     0                 0          0             0
   Net securities gains     3,253             3,187      8,429         5,753
   Non-interest income      2,195             2,229      6,650         6,222
   Non-interest expense     7,278             6,862     22,139        20,532
   Provision for income
     taxes                  1,885             2,353      5,428         5,526
   Net income               4,435             4,663     11,564        10,845

BALANCE SHEET (end of period)
   Total assets        $1,044,375        $1,019,615
   Loans                  524,666           509,789
   Portfolio funds        436,392           427,577
   Deposits               870,662           837,706
   Debt                    21,300            20,625
   Stockholders' equity   119,234           109,464

PER SHARE DATA
   Earnings per share       $0.58            $ 0.61     $1.53        $ 1.43
   Book value               15.88             14.60     15.88         14.60
   Dividends                 0.23              0.22      0.69          0.66
   Cash earnings per share   0.66              0.70      1.77          1.67
   Tangible book value      13.05             11.44     13.05         11.44

RATIOS
   Return on average equity 16.7%             19.6%     15.2%         15.4%
   Return on average assets  1.74              1.86      1.52          1.42
   Net interest margin       3.57              3.78      3.54          3.66
   Non-performing assets /
    total assets             0.71              0.77      0.71          0.77

MARKET DATA
  Stock price range (during the quarter):
      High                 $34.13            $24.50
      Low                   24.50             21.00
      Close                 26.50             24.25
  Annual dividend rate       0.92              0.88